

September 8, 2014

<u>Via E-mail</u>
Farzana K. Mitchell
Executive Vice President – Chief Financial Officer and Treasurer
CBL & Associates Properties, Inc. and CBL & Associates Limited Partnership
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

      Re: **CBL & Associates Properties, Inc.**
                Form 10-K for the fiscal year ended December 31, 2013
                Filed March 3, 2014
                File No. 001-12494

      Re: **CBL & Associates Limited Partnership**
                Form 10-K for the fiscal year ended December 31, 2013
                Filed March 3, 2014
                File No. 333-182515-01

Dear Ms. Mitchell:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Angela McHale

                                Angela McHale
                                Attorney-Advisor